Exhibit 99.3

ELECTRA BATTERY MATERIALS CORPORATION

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[●]

AMENDED AND RESTATED COBALT ROYALTY AGREEMENT

Article 1 Interpretation		1
1.1	Definitions	1
1.2	Schedules	6
1.3	Severability	6
1.4	Performance on Holidays	6
1.5	Calculation of Time	6
1.6	Currency	6
1.7	Consent	6
1.8	Headings	7
1.9	Other Matters of Interpretation	7

Article 2 Royalty		7
2.1	Royalty	7
2.2	Royalty Rate	7
2.3	Term	8

Article 3 Payments		8
3.1	Accrual of Payment Obligation	8
3.2	Payments	8
3.3	Audit and Adjustments	9
3.4	Currency and Wire Transfer	9
3.5	Books and Records	9
3.6	Sales to or Processing by Affiliates	9
3.7	Trading Activities of the Company	10
3.8	Tolling Arrangements	10

Article 4 Operation of the Refinery		10
4.1	Company to Determine Operations	10
4.2	Activities to be conducted in a Proper Manner	10

Article 5 Records, Access and Reporting		10
5.1	Records and Access	10
5.2	Operations Reports	11
5.3	Opt-In Notices	11

Article 6 Indemnity		12
6.1	Indemnity	12
6.2	Limitation	12
6.3	Survival of Indemnity	12

Article 7 Assignment		13
7.1	Assignment by the Royalty Holder	13
7.2	Assignment by Company	13

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Article 8 Confidentiality		14
8.1	Confidentiality	14

Article 9 Taxes		15
9.1	Taxes Payable by the Company.	15
9.2	Withholding by Royalty Holder.	15
9.3	Cooperation.	15

Article 10 Security		15
10.1	Security	15
10.2	Registration of Agreement and Security	16
10.3	Default	16

Article 11 Default		16
11.1	Payment	16
11.2	Covenants	16
11.3	Royalty Security Documents	16
11.4	Insolvency	17

Article 12 Remedies		17
12.1	Remedies Upon Event of Default	17

Article 13 Miscellaneous		18
13.1	Governing Law	18
13.2	Conflicts	18
13.3	Other Activities and Interests	18
13.4	No Partnership	18
13.5	Notice	19
13.6	Further Assurances	20
13.7	Entire Agreement	20
13.8	Amendments and Waiver	20
13.9	Time of the Essence	20
13.10	Counterparts	20
13.11	Enurement	20
13.12	Amendment and Restatement	21

Schedule “A” Description of the Refinery 1

Schedule “B” Assumption Agreement 1

Schedule “C” Royalty Agreements 1

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AMENDED AND RESTATED COBALT ROYALTY AGREEMENT

THIS AMENDED AND RESTATED ROYALTY AGREEMENT (this “Royalty Agreement”), dated as of October 22, 2025, amends and restates in its entirety that certain Royalty Agreement (the “2023 Royalty Agreement”), dated as of February 13, 2023, between Electra Battery Materials Corporation, a company incorporated under the federal laws of Canada (the “Company”) and [●] (the “Royalty Holder”).

WHEREAS the Company and the Royalty Holder entered into a note purchase agreement on February 8, 2023, which provided that the Company shall pay the Royalty to the Royalty Holder;

WHEREAS, pursuant to the 2023 Royalty Agreement, the Company granted and reserved for the benefit of the Royalty Holder the Royalty in all Products as described therein;

WHEREAS, the Company and the Royalty Holder desire to amend and restate the 2023 Royalty Agreement in its entirety on the terms and conditions set forth herein;

NOW THEREFORE the Parties agree as follows:

Article 1
Interpretation

1.1	Definitions

In this Royalty Agreement, unless otherwise provided, terms with the initial letter capitalized have the following definitions:

(1)	“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(2)	“Allowable Deductions” means the following provided they are actually incurred by the Company: (a) all charges incurred by the Company in producing cobalt metal at the Refinery including, without limiting the generality of the foregoing, feedstock purchase, treatment, sampling and other similar costs; (b) all costs of transportation and insurance of Products from the Refinery to the purchaser of Products or as otherwise directed by such purchaser; (c) all excise, severance, sales and/or production taxes applicable for Royalty payment; and (d) any other customary out- of-pocket costs for sales of the Refinery’s cobalt production;

(3)	“Applicable Law” or “Law” in respect of any Person, property, transaction or event, means all laws, statutes, treaties, regulations, and enforceable judgments, orders and decrees applicable to that Person, property, transaction or event and, in each case having the force of law, all applicable official directives, rules, protocols, consents, approvals, authorizations, guidelines, orders and policies of any governmental body having or purporting to have authority over that Person, property, transaction or event;

(4)	“Business Day” means a day that is not a Saturday, Sunday or any other day which is a statutory holiday or a bank holiday in Toronto, Ontario, Canada and New York, United States;

(5)	“Collateral” has the meaning defined in the Collateral Trust Agreement;

(6)	“Collateral Trust Agreement” means the Second Amended and Restated Collateral Trust Agreement dated as of October 22, 2025 between the Company, the Guarantors, and GLAS Trust Company LLC, as Collateral Trustee under the Collateral Trust Agreement, as it may be further amended, restated, amended and restated, supplemented or modified from time to time on or after the date hereof;

(7)	“Commercial Production” means monthly production from the Refinery of 250 tonnes of cobalt contained in sulfate for two consecutive months, as certified in an Officers’ Certificate by an Officer of the Company provided to the Royalty Holder within ten days of such event.

(8)	“Confidential Information” has the meaning provided in Subsection 8.1(1);

(9)	“Disposal” means any disposal by any means including dumping, incineration, spraying, pumping, injecting, depositing or burying;

(10)	“Encumbrance” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(a)	a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(b)	a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(c)	an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(d)	any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(e)	any agreement to create, or right capable of becoming, any of the foregoing.

(11)	“Environment” includes the air, surface water, groundwater, body of water, any land, soil or underground space even if submerged under water or covered by a structure, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matters and living organisms and the environment or natural environment as defined in any Environmental Law and “Environmental” has a similar extended meaning;

(12)	“Environmental Laws” means all Applicable Laws relating in whole or in part to the Environment including but not limited to those relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, Release or Disposal of any Hazardous Substance;

(13)	“Governmental Body” means any national, state, regional, municipal or local government, governmental department, commission, board, bureau, agency, authority or instrumentality, or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaux, arbitrators and arbitration panels, and any authority or other Person controlled by any of the foregoing;

(14)	“Gross Revenue” shall be determined as follows:

(a)	if Products are Sold other than by way of Loss, then the Gross Revenue in respect of such Products will be equal to, subject to the provisions of Sections 3.7 and 3.8, the amount of revenues and/or gross proceeds, after adjustment for recognition differences between shipment of Product and final acceptance by a buyer of Products for quality and assay results, received by the Company or its Affiliate from the physical sale or credit of such Products (including pursuant to Section 3.6); and

(b)	if there is a Loss, then the Gross Revenue will be equal to the sum of the insurance proceeds in respect of such Loss received by the Company or its Affiliate;

(15)	“Hazardous Substance” means any pollutant, contaminant, waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(16)	“Indemnified Parties” has the meaning provided in Section 6.1;

(17)	[Reserved];

(18)	“Loss” means an insurable loss of or damage to Products, whether or not occurring on or off the Refinery and whether the Products are in the possession of the Company or otherwise;

(19)	“Notice” has the meaning provided in Section 13.5;

(20)	“Obligations” means (i) all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, at any time or from time to time due or accruing due and owing by or otherwise payable by the Company to the Royalty Holder in any currency, under or in connection with or pursuant to this Royalty Agreement and the Security, and (ii) the due performance and compliance by the Company with all of the terms and conditions of this Royalty Agreement and the Security;

(21)	“Operating Revenue” shall be determined as follows:

(a)	if Products are Sold other than by way of Loss, then the Operating Revenue in respect of such Products will be equal to, subject to the provisions of Sections 3.7 and 3.8, the amount of revenues and/or gross proceeds received by the Company or its Affiliate from the physical sale or credit of such Products (including pursuant to Section 3.6) less Allowable Deductions; and

(b)	if there is a Loss, then the Operating Revenue will be equal to the sum of the insurance proceeds in respect of such Loss received by the Company or its Affiliate less Allowable Deductions;

(22)	“Operations Report” has the meaning provided in Section 5.2;

(23)	“Opt-In Notice” has the meaning provided in Section 5.3;

(24)	“Paying Agent” means GLAS Trust Company, LLC, the Company’s paying agent with respect to Royalty payments to the Royalty Holder pursuant to this Royalty Agreement;

(25)	“Parties” means the parties to this Royalty Agreement and “Party” means any one of them;

(26)	“Person” means an individual, a partnership, a corporation, a Governmental Body, a trustee, any unincorporated organization and the heirs, executors, administrators or other legal representatives of an individual and words importing “Person” have similar meaning;

(27)	“Products” means cobalt sulfate (or cobalt) produced from the Refinery;

(28)	“Quarter” and “Quarterly” mean the period commencing on the date that the Company first receives payment for the Sale of Products and expiring on the day preceding the next occurring 1st day of January, April, July or October and thereafter each successive period of three calendar months;

(29)	“Refinery” means the Company’s hydrometallurgical cobalt processing facility located in Temiskaming, Ontario, as more particularly described in Schedule “A” to this Royalty Agreement;

(30)	“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, migrating, escaping, leaching, disposing, dumping, depositing, spraying, burying, abandoning, incinerating, seeping or placing, or any similar action defined in any Environmental Law;

(31)	“Royalty” means, collectively,

(a)	the payments to be made to the Royalty Holder by the Company (directly or through its Paying Agent) in respect of Operating Revenue pursuant to this Royalty Agreement; and

(b)	the payments to be made to the Royalty Holder by the Company (directly or through its Paying Agent) in respect of Gross Revenue pursuant to this Royalty Agreement;

(32)	“Royalty Agreement” means this Royalty Agreement;

(33)	“Royalty Agreements” means, collectively, the amended and restated royalty agreements between the Company and the persons, and in the proportions, described in Schedule “C” hereto, each as such agreement exists on the date hereof;

(34)	“Royalty Expiration Date” means the date that is seven years from the commencement of Commercial Production;

(35)	“Royalty Holder” means the Royalty Holder (as defined in the recitals to this Royalty Agreement), its Affiliates or successors in interest, including without limitation any assignees;

(36)	“Royalty Payment Cap” means Royalty payments in the aggregate amount of $10,000,000 paid pursuant to the Royalty Agreements;

(37)	“Royalty Security Documents” has the meaning defined in the Collateral Trust Agreement;

(38)	“Sale” or “Sold” means the earlier of:

(a)	sale, assignment, transfer of title to, conveyance or other disposal or dealing of any interest of Products by the Company or its Affiliate to a buyer (and includes a transfer of title to Products transported off the Refinery that the Company or its Affiliate elects to have credited to or held for its account by a smelter, refiner or broker), or

(b)	any Loss prior to any transfer or deemed transfer of title to Products;

(39)	“Security” has the meaning set out in Section 10.1;

(40)	“Taxes” means all foreign and domestic federal, provincial, state, municipal and other governmental taxes, levies, imposts, deductions, charges, claims, and assessments and withholdings, and all liabilities with respect thereto (including, without limitation, interest and penalties);

(41)	“Tolling Arrangement” means an arrangement between the Company or its Affiliate and a tolling customer pursuant to which the Company or its Affiliate processes cobalt hydroxide that is provided by such customer in return for a fee; and

(42)	“Trading Activities” has the meaning provided in Section 3.7.

1.2	Schedules

Schedules “A”, “B”, and “C” which are attached to this Royalty Agreement, are incorporated by reference into and form part of this Royalty Agreement.

1.3	Severability

If any one or more of the provisions contained in this Royalty Agreement is held to be invalid, illegal or unenforceable in any respect under the Law of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the Law of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

1.4	Performance on Holidays

If any action is required to be taken pursuant to this Royalty Agreement on or by a specified date which is not a Business Day, then such action will be valid if taken on or by the next Business Day.

1.5	Calculation of Time

In this Royalty Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Eastern time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period will terminate at 5:00 p.m. (Eastern time) on the next Business Day.

1.6	Currency

Unless otherwise indicated, all references to currency herein, including “$” are to lawful money of the United States.

1.7	Consent

Whenever a provision of this Royalty Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.8	Headings

The headings to the articles and sections of this Royalty Agreement are inserted for convenience only and will not affect the construction hereof.

1.9	Other Matters of Interpretation

In this Royalty Agreement:

(1)	the singular includes the plural and vice versa;

(2)	the masculine includes the feminine and vice versa;

(3)	references to “Article”, “Section”, “Subsection” and “Schedule” are to articles, sections, subsections and schedules of this Royalty Agreement, respectively;

(4)	all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words “covenants” or “agrees” or “promises”;

(5)	all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its control or otherwise; and

(6)	the words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions when used in this Royalty Agreement refer to the whole of this Royalty Agreement and not to any particular Article, Section, Subsection, Schedule or portion thereof.

Article 2
Royalty

2.1	Royalty

The Company hereby grants and reserves for the benefit of the Royalty Holder the Royalty in all Products, and covenants to pay the Royalty to the Royalty Holder on all Products that are Sold, on and subject to the terms of this Royalty Agreement.

2.2	Royalty Rate

(1)	For 12 months following the commencement of Commercial Production, the Royalty payable by the Company to the Royalty Holder pursuant to this Royalty Agreement will equal [●]% of Operating Revenue.

(2)	From the beginning of the 13th month following the commencement of Commercial Production until the termination of this Royalty Agreement pursuant to Section 2.3, the Royalty payable by the Company to the Royalty Holder pursuant to this Royalty Agreement will equal [●]% of Gross Revenue.

(3)	In no circumstance may the aggregate amount of the Royalty payable pursuant to the Royalty Agreements exceed the Royalty Payment Cap.

2.3	Term

This Royalty Agreement will remain in effect until the earlier to occur of:

(1)	the Royalty Expiration Date; and

(2)	the date on which the Company has provided to the Royalty Holder an Officer's Certificate, certified by an Officer of the Company, certifying that the cumulative total of Royalty payments equal to the Royalty Payment Cap have been paid pursuant to the Royalty Agreements, after which this Royalty Agreement will be terminated without any further action by the Parties.

Article 3
Payments

3.1	Accrual of Payment Obligation

Following the first Sale after the commencement of Commercial Production, the Company must calculate and pay for each Quarter, the Royalty in accordance with the provisions of this ARTICLE 3.

3.2	Payments

Royalty payments will be due and payable to the Royalty Holder Quarterly, five Business Days after the Company publicly releases its financial results for the Quarter in which the obligation to pay the same accrued, provided that in the event the Company is not required to publicly release its financial results pursuant to Applicable Laws or the rules/policies of any stock exchange, Royalty payments will be due and payable to the Royalty Holder Quarterly on the last day of the month next following the end of the Quarter in which the obligation to pay the same accrued. Subject to Section 5.3, Royalty payments shall be accompanied by an Operations Report. The Company may appoint a paying agent in accordance with the terms of this Royalty Agreement, which, as the date hereof, is the Paying Agent; provided however that no such appointment shall (i) diminish or release the obligations of the Company to ensure that the Royalty Holder receives all Royalty payments and any other amounts payable pursuant to this Royalty Agreement or (ii) create any fiduciary relationship or other obligations as between the Paying Agent and the Royalty Holder.

3.3	Audit and Adjustments

All Royalty payments will be considered final and in full satisfaction of all obligations of the Company unless the Royalty Holder gives the Company written Notice describing and setting forth an objection to the determination or calculation of the Royalty within one year after receipt by the Royalty Holder of the Operations Report referred to in Section 5.2 that relates to the Royalty payment in question. If the Royalty Holder objects to a particular Operations Report, then the Royalty Holder shall have the right, upon reasonable Notice and at all reasonable times, to have the Company’s accounts and records relating to the calculation of the Royalty in question audited by an independent firm of certified public accountants selected by the Royalty Holder. If such audit determines that there has been a deficiency or an excess in the payment made to the Royalty Holder, such deficiency or excess will be resolved either by adjusting the next Quarterly Royalty payment due or by payment being made in the amount of such deficiency by the Company to the Royalty Holder or in the amount of such excess by the Royalty Holder to the Company if such audit is completed following the termination of this Royalty Agreement. The Royalty Holder will pay all costs of such audit unless a deficiency of 2.5% or more of the amount due to the Royalty Holder is determined to exist, in which case the Company will pay the costs of such audit. Failure on the part of the Royalty Holder to make claim on the Company for adjustment in such one-year period will establish the correctness of the amount of the Royalty payment and preclude the filing of exceptions thereto or making of claims for adjustment thereon; provided however that if fraud or gross negligence is reasonably determined by the Royalty Holder to exist in respect of any Royalty payment, then no time limit shall preclude audits and adjustments on past Royalty payments. This Section 3.3 shall survive the termination of this Royalty Agreement.

3.4	Currency and Wire Transfer

All Royalty payments must be made in United States dollars without demand, notice, set- off, or reduction, via the transfer of immediately available funds to such bank account as the Royalty Holder may nominate in writing to the Company from time to time.

3.5	Books and Records

All books and records used by the Company to calculate the Royalty due hereunder will be kept according International Financial Reporting Standards as adopted by the International Accounting Standards Board.

3.6	Sales to or Processing by Affiliates

The Company will be permitted to sell Products to an Affiliate of the Company, provided that such Sales will be deemed, for the purposes of this Royalty Agreement, to have been Sold at prices and on terms no less favourable to the Company than those that would be extended by an unaffiliated third Person in an arm’s length transaction under similar circumstances. The Company will be permitted to contract with an Affiliate of the Company or an unaffiliated third Person for the processing of Products, provided that such contract is on an arm’s length basis at market terms.

3.7	Trading Activities of the Company

The Company will have the right to market and sell Products in any manner it may elect, and will have the right to engage in forward sales, pre-paid sales, futures trading or commodity options trading and other price hedging, price protection, and speculative arrangements (“Trading Activities”) which may involve the possible physical delivery of Products. The Royalty will not apply to, and the Royalty Holder will not be entitled or required to participate in, any gain or loss of the Company or its Affiliate in Trading Activities or in the actual marketing or Sales of Products delivered pursuant to Trading Activities. In determining the Royalty payable on any Products delivered pursuant to Trading Activities, the Company will not be entitled to deduct from Operating Revenue or Gross Revenue any losses suffered by the Company or its Affiliates in Trading Activities. In the event that the Company engages in Trading Activities, the Royalty will be determined on the basis of the monthly average of the daily Standard Grade Cobalt low quotation for Cobalt Sulfate as published in Fastmarkets MB (or such other successor information source which may replace Fastmarkets MB or is otherwise acceptable to the Company and the Royalty Holder), and without regard to the price or proceeds actually received by the Company, for or in connection with the Sale, or the manner in which a Sale to a third Person is made by the Company. The Parties agree that the Royalty Holder is not a participant in the Trading Activities of the Company, and therefore the Royalty will not be diminished or improved by losses or gains of the Company in any such Trading Activities.

3.8	Tolling Arrangements

In the event that the Company engages in Tolling Arrangements, the Royalty will be determined on the basis of tolling revenue recorded by the Company in the Quarter.

Article 4
Operation of the Refinery

4.1	Company to Determine Operations

The Royalty Holder acknowledges and agrees that any decision to commence, pursue, suspend or cease operations at the Refinery is solely a decision of the Company.

4.2	Activities to be conducted in a Proper Manner

The Company must conduct its activities in relation to the Refinery in compliance with all Applicable Law and currently accepted standards and practices in the metals processing and recycling industry in Ontario, Canada.

Article 5
Records, Access and Reporting

5.1	Records and Access

The Company must:

(1)	keep true, accurate and complete accounts and records to enable the Royalty to be calculated in accordance with this Royalty Agreement;

(2)	permit the Royalty Holder or its designated agent or representative, after it has given reasonable Notice to the Company, to inspect at the Company’s premises and at all reasonable times and with access to the Company’s relevant personnel, those accounts and records referred to in Subsection 5.1(1), and to make and retain copies of such accounts and records; and

(3)	permit agents or representatives of the Royalty Holder to enter the Refinery at its and their own cost and risk for the purpose of inspecting the property and operations thereon, provided that the Royalty Holder or its agents or representatives do not unreasonably hinder the Company’s operations at the Refinery and comply with the Company’s instructions and directions, including in relation to health and safety and site conditions; and provided further that such site visits shall not occur more than once per year.

5.2	Operations Reports

Subject to Section 5.3, at the same time as paying each Royalty payment under Section 3.2 the Company shall provide to the Royalty Holder a report setting out in reasonable detail the following information (“Operations Report”):

(1)	the quantity and type of Products that have been processed during that Quarter;

(2)	the quantity and type of all Products that have been Sold during that Quarter;

(3)	the quantity and type of Products held or unsold during that Quarter;

(4)	the amount of the Royalty payable for that Quarter and details of the Operating Revenue or Gross Revenue, as applicable, underlying the calculation of the Royalty;

(5)	the cumulative total of Royalty payments paid to the Royalty Holder under this Royalty Agreement (including the payment under Subsection 5.2(4)); and

(6)	any other pertinent information in sufficient detail to explain the calculation of the Royalty payment.

5.3	Opt-In Notices

Notwithstanding anything to the contrary, prior to receipt of an Opt-In Notice and at any time when all Opt-In Notices from the Royalty Holder have been revoked, the Company shall not deliver to the Royalty Holder any information pursuant to this Royalty Agreement (other than the occurrence of a default or an Event of Default under this Royalty Agreement) that would constitute material non-public information regarding the Company or any of its subsidiaries. At any time or from time to time, the Royalty Holder may deliver written notice (an “Opt-In Notice”) to the Company requesting that the Royalty Holder receive Operations Reports that may contain material non-public information regarding the Company or any of its subsidiaries; provided, however, that the Royalty Holder may revoke any such Opt-In Notice in writing at any time. Following receipt of an Opt-In Notice from the Royalty Holder, the Company shall deliver such Operations Reports to the Royalty Holder until the Opt-In Notice is subsequently revoked. To avoid doubt, prior to the receipt of any Opt-In Notice and at any time when all Opt-In Notices from the Royalty Holder have been revoked, the Company shall not be required to deliver any Operations Report pursuant to Section 5.2 of this Royalty Agreement. The delivery of any Operations Reports upon receipt of an Opt-In Notice and prior to such time as when all Opt-In Notices from the Royalty Holder are revoked shall not be construed or deemed as an admission that any such Operations Report contained material non-public information.

Article 6
Indemnity

6.1	Indemnity

The Company agrees that it will defend, indemnify, reimburse and hold harmless the Royalty Holder and its Affiliates, agents and employees and their successors and assigns (collectively the “Indemnified Parties”), and each of them, for, from and against any and all claims, losses, demands, liabilities, actions and proceedings, that may be made or brought against the Indemnified Parties or which the Indemnified Parties may sustain, pay or incur that result from or relate to operations conducted on or in respect of the Refinery, including without limitation claims, demands, liabilities, actions and proceedings, in any way arising from or connected with any non-compliance with Environmental Law or any contaminants or Hazardous Substances on, in or under the Refinery or the soil, sediment, water or groundwater forming part thereof, whether in the past, present or future, or any contaminants or Hazardous Substances on any other lands or areas having originated or migrated from the Refinery or the soil, sediment, water or groundwater forming part thereof.

6.2	Limitation

The indemnity provided in Section 6.1 is limited to claims, demands, liabilities, actions and proceedings that may be made or taken against an Indemnified Party in its capacity as or related to the Royalty Holder as a holder of the Royalty and will not include any indemnity in respect of any claims, demands, liabilities, actions and proceedings against an Indemnified Party in any other capacity.

6.3	Survival of Indemnity

The indemnity in Section 6.1 is a continuing obligation, separate and independent from other obligations and will not be discharged by any one payment or act and will survive expiration or earlier termination of this Royalty Agreement.

Article 7
Assignment

7.1	Assignment by the Royalty Holder

The Royalty Holder may convey or assign all or any portion of the Royalty upon 30 days prior notice to the Company.

7.2	Assignment by Company

The Company may transfer, sell, assign, charge, pledge, hypothecate, mortgage or otherwise dispose of the Collateral or its interest in this Royalty Agreement provided that:

(1)	it shall be a condition of such transfer, sale, assignment or other disposition that the assignee, the Royalty Holder and the Company have entered into an instrument under which the assignee covenants to be bound by the terms of this Royalty Agreement (to the extent of the interest assigned), substantially in the form attached hereto as Schedule “B”, and if the Royalty Holder has been granted a security agreement which secures the payment of the Royalty and obligations contained in this Royalty Agreement, then the assignee must covenant to be bound by the terms of such security agreement in a form acceptable to the Royalty Holder, acting reasonably;

(2)	it shall be a condition of any such charge, pledge, hypothec or mortgage that the chargee, pledgee or holder of hypothec or mortgage first execute and deliver to the Royalty Holder an instrument in writing pursuant to which such chargee, pledgee or holder of hypothec or mortgage (A) agrees that, in the event that it exercises any of its rights under the charge, pledge or hypothec which allow it to take possession or acquire, or cause the sale or other disposition of the Collateral or any part thereof, or which result in the Company no longer being the owner of the Collateral, such chargee, pledgee, holder, or any acquiror of the Collateral or successor to the Company as a result of such exercise of rights, shall be bound by the terms hereof and by all of the liabilities and obligations of the Company hereunder in the same manner and to the same extent as though it was an original party hereto in the first instance, to the extent applicable, or, if applicable, shall not disclaim or take any action to disclaim or negate the effect of the Company’s obligations under the Royalty Agreement in any manner, without in any way derogating from clause (3) below, and (B) consents and agrees, and will cause any such acquiror of the Collateral or successor to the Company as a result of the exercise of its rights to consent and agree, to the continuation or re-registration of any restrictions registered against the Collateral pursuant to Article 10;

(3)	any such sale, assignment, transfer, conveyance, charge, pledge, hypothecation, mortgage or other disposition shall not relieve or discharge the Company from any of its liabilities or obligations hereunder existing on the date of such sale, assignment, transfer, conveyance, or other disposition, and the Royalty Holder may continue to look to the Company for the performance thereof, it being understood that for any obligations or liabilities arising from the date of the execution of the agreements provided for in Section (2) and (3) and thereafter, the Company will have no further obligations or liabilities for the payment of the Royalty; and

(4)	any such sale, assignment, transfer, charge, pledge, hypothecation, mortgage or other disposition which does not comply with the terms of this Royalty Agreement shall be null and void and of no force or effect.

Article 8
Confidentiality

8.1	Confidentiality

(1)	Subject to Subsection 8.1(2), each Party covenants with the other that it will keep confidential all information delivered to a Party pursuant to the terms of this Royalty Agreement, including any such information regarding a Party’s Affiliates delivered to a Party pursuant to the terms of this Royalty Agreement (“Confidential Information”).

(2)	Each Party undertakes that neither it nor its directors, officers, employees, agents or contractors will, without the prior written consent of the other Party, disclose any Confidential Information to any third Person unless:

(a)	the disclosure is expressly permitted by this Royalty Agreement;

(b)	the information is already in the public domain (unless it entered the public domain because of a breach of this Section 8.1 by the Party);

(c)	the disclosure is made on a confidential basis to the Party’s officers, employees, agents, financiers or professional advisers, and is necessary for the Party’s business;

(d)	the disclosure is necessary to comply with any Applicable Law, or an order of a court or tribunal;

(e)	subject to Subsection 8.1(2)(i), the disclosure is necessary to comply with a directive or request of any Governmental Body, securities regulator or stock exchange (whether or not having the force of law) so long as a responsible person in a similar position would comply;

(f)	subject to Subsection 8.1(2)(i), the disclosure is necessary or desirable to obtain an authorization from any Governmental Body, securities regulator or stock exchange;

(g)	the disclosure is necessary in relation to any discovery of documents, or any proceedings before a court, tribunal, other Governmental Body, securities regulator or stock exchange;

(h)	the disclosure is made on a confidential basis to a prospective assignee or financier of the Party, or to any other person who proposes to enter into contractual relations with the Party and agrees to keep the disclosure confidential in accordance with this Section 8.1;

(i)	before disclosing any Confidential Information to a Governmental Body or securities regulator in accordance with Subsections 8.1(2)(e) or 8.1(2)(f), the disclosing Party must use its best endeavours to provide the other Party with a draft of the proposed disclosure for its consideration and comment; or

(j)	the disclosure pertains to any information that was disclosed to the Royalty Holder in violation of Section 5.3.

Article 9
Taxes

9.1	Taxes Payable by the Company.

Except as required by Applicable Law or expressly contemplated herein, all payments on account of the Royalty to the Royalty Holder (including with respect to the granting of the Royalty) shall be made free and clear and without any present or future deduction, withholding, charge or levy on account of Taxes, without setoff or counterclaim.

9.2	Withholding by Royalty Holder.

To the extent required by Applicable Law, the Royalty Holder may deduct, withhold, charge or levy, any Taxes imposed by any Governmental Body on the Royalty Holder or any of its Affiliates, or otherwise required to be withheld, in respect of any payment made by the Royalty Holder to the Company or any of its Affiliates under this Royalty Agreement.

9.3	Cooperation.

The Parties agree to reasonably cooperate to: (i) facilitate Tax planning with respect to payments on account of the Royalty; (ii) ensure that no more Taxes, duties or other charges are payable than is required under Applicable Law; and (iii) obtain a refund or credit of any Taxes which have been overpaid.

Article 10
Security

10.1	Security

The payment of the Royalty and the payment and performance of all of the other present and future Obligations will be secured by the Royalty Security Documents including, without limitation, such debenture, collateral charge or mortgage in an amount that may vary as the Royalty Holder considers appropriate, acting reasonably, from time to time to secure payment of the sums due under the Royalty and to give notice of the Royalty Holder's interests (the “Security”).

10.2	Registration of Agreement and Security

The Company agrees that the Royalty Holder may register or record this Royalty Agreement and the Security, as applicable, in such registry systems as the Royalty Holder may from time to time deem appropriate, to effectively charge the collateral described therein and to give notice of the Royalty Holder’s interests under this Royalty Agreement and the Security.

10.3	Default

Upon the occurrence and continuance of an Event of Default, the Royalty Holder may exercise all recourses available to it under Applicable Law and as contemplated in this Royalty Agreement and the Royalty Security Documents, and may also, in its discretion, realize on the Security in accordance with its terms, including the use and management of the collateral with full dealing authority.

Article 11
Default

The occurrence of any one or more of the following events or circumstances shall constitute an event of default hereunder (an “Event of Default”):

11.1	Payment

Should the Company fail to make to the Royalty Holder any Royalty payment hereunder when due, or fail to make payment when due to the Royalty Holder of any other amount that may become due by the Company hereunder, and the default continues for a period of 30 days.

11.2	Covenants

Should the Company fail to observe or perform any material covenant, condition or agreement contained herein and not have remedied such failure within 30 days of the Company’s receipt of a letter from the Royalty Holder demanding same.

11.3	Royalty Security Documents

Should the Company or any other obligor thereunder fail to observe or perform any covenant, condition or agreement contained in any of the Royalty Security Documents and such default shall not have been remedied within any cure period provided therein, or should any of the Security become invalid or unenforceable and such default has not been remedied within 30 days of such default becoming known to the Company.

11.4	Insolvency

(1)	Should the Company or any subsidiary of the Company commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or any such subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, administrator, controller, custodian or other similar official of the Company or any such subsidiary or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors.

(2)	Should an involuntary case or other proceeding shall be commenced against the Company or any subsidiary of the Company seeking liquidation, reorganization or other relief with respect to the Company or such subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, administrator, controller, custodian or other similar official of the Company or such subsidiary or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days.

(3)	Should the Company or any subsidiary of the Company becomes unable or admits in writing its inability or fails generally to pay its debts as they become due.

Article 12
Remedies

12.1	Remedies Upon Event of Default

If an Event of Default occurs, the Royalty Holder shall have the right, upon written notice to the Company, at its option and in addition to and not in substitution for any other remedy which is available at law or equity, to take any or all of the following actions:

(1)	to bring an action for specific performance or injunctive relief against the Company;

(2)	demand all amounts and deliveries owed by the Company to the Royalty Holder, including any amounts then owing under this Royalty Agreement;

(3)	exercise any and all of its recourse under the Security; or

(4)	terminate this Royalty Agreement and demand all damages and losses suffered or incurred as a result the occurrence of such Event of Default.

Article 13
Miscellaneous

13.1	Governing Law

(1)	This Royalty Agreement is governed by the Law in force in the Province of Ontario, Canada and the federal laws of Canada applicable therein.

(2)	The Parties irrevocably submit to the non-exclusive jurisdiction of the courts exercising jurisdiction in the city of Toronto, Ontario, Canada and any court that may hear appeals from any of those courts for any proceeding in connection with this Royalty Agreement, subject only to the right to enforce a judgment obtained in any of those courts in any other jurisdiction.

13.2	Conflicts

If, strictly in connection with the interpretation of this Royalty Agreement, there is any conflict or inconsistency between the provisions of this Royalty Agreement and the provisions of the Collateral Trust Agreement, the provisions of the Collateral Trust Agreement shall govern and prevail, and such provision of this Royalty Agreement shall be deemed to be amended to the extent only to eliminate any such conflict or inconsistency. Any right or remedy in this Royalty Agreement which may be in addition to the rights and remedies contained in the Collateral Trust Agreement shall not constitute a conflict or inconsistency.

13.3	Other Activities and Interests

This Royalty Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Royalty. Each Party will have the free and unrestricted right to enter into, conduct and benefit from any and all business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Party or inviting or allowing the other to participate therein, including activities involving activities competitive with or supplemental to the Royalty.

13.4	No Partnership

This Royalty Agreement is not intended to, and will not be deemed to, create any commercial or other partnership between the Company on the one hand and the Royalty Holder on the other hand. The obligations and liabilities of the Company on the one hand and the Royalty Holder on the other hand, will be several and not joint and no Party on the one hand will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of any Party on the other hand. Nothing herein contained will be deemed to constitute a Party on the one hand the partner, agent or legal representative of a Party on the other hand or to create any fiduciary relationship between the Party on the other hand.

13.5	Notice

Any notice, demand, consent or other communication (“Notice”) given or made under this Royalty Agreement:

(1)	must be in writing and signed by a person duly authorised by the sender;

(2)	must be delivered to the intended recipient by hand, courier, facsimile or email to the addresses below or the addresses last notified by the intended recipient, to the sender:

(a)	to the Royalty Holder:

[●]
Attn: [●]
Email: [●]

(b)	to the Company:

Electra Battery Materials Corporation
133 Richmond Street W, Suite 602
Toronto, Ontario
M5H 2L3
Attention:   Trent Mell, President and Chief Executive Officer
Email:           [redacted]

(3)	Any Notice will be deemed to have been given and received:

(a)	if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day such Notice will be deemed to have been given and received on the first Business Day following the date of personal service;

(b)	if by pre-paid registered mail, then the first Business Day, after the expiration of 5 days following the date of mailing; or

(c)	if sent by e-mail and successfully transmitted prior to 4:00 pm on a Business Day where the recipient is located, then on that Business Day, and if transmitted after 4:00 pm on a Business Day where the recipient is located or on the day that is not a Business Day where the recipient is located, then on the first Business Day following the date of transmission.

A Party may at any time change its address for future Notices hereunder by Notice in accordance with this Section.

13.6	Further Assurances

Each Party will, at the request of another Party and at the requesting Party’s expense, execute all such documents and take all such actions as may be reasonably required to effectuate the purposes and intent of this Royalty Agreement.

13.7	Entire Agreement

This Royalty Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between or among the Parties with respect thereto.

13.8	Amendments and Waiver

No modification of or amendment to this Royalty Agreement shall be valid or binding unless (i) set forth in writing and duly executed by the Parties and (ii) such modification or amendment is also made to each of the Royalty Agreements. No waiver of any breach of any term or provision of this Royalty Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

13.9	Time of the Essence

Time is of the essence in the performance of any and all of the obligations of the Parties, including, without limitation, the payment of monies.

13.10	Counterparts

This Royalty Agreement may be executed in one or more counterparts, including by facsimile, scanned PDF and other means of electronic transmission, and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original but all such counterparts shall together constitute one and the same instrument. The parties agree that this Royalty Agreement may be executed and delivered by electronic signatures and that the signatures appearing on this Royalty Agreement are the same as handwritten signatures for the purposes of validity, enforceability and admissibility. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Royalty Agreement or any document to be signed in connection with this Royalty Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form. Any document accepted, executed or agreed to in conformity with such laws will be binding on all parties hereto to the same extent as if it were physically executed and each party hereby consents to the use of any third party electronic signature capture service providers as may be reasonably chose by a signatory hereto.

13.11	Enurement

This Royalty Agreement will enure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

13.12	Amendment and Restatement

This Royalty Agreement amends and restates the 2023 Royalty Agreement in its entirety without in any way affecting the rights or obligations of any Party which may have accrued pursuant to the provisions of such agreement prior to the amendment hereby, except as specifically provided for herein, and is, as so amended and restated, ratified and confirmed.

The Company agrees with and confirms to the Royalty Holder that, as of the date hereof, the Royalty Security Documents are and shall remain in full force and effect in all respects and shall continue to exist and secure the liabilities and obligations of the Company hereunder. This confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of any of the Royalty Security Documents.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Royalty Agreement to be signed, sealed and delivered as of the date first set forth above.

ELECTRA BATTERY MATERIALS CORPORATION

By:
Dated		Name:
Title:

[Signature Page to the Royalty Agreement]

[●]
By: [●]

By:
Dated		Name:
Title:

[Signature Page to the Royalty Agreement]

Schedule “A”
Description of the Refinery

The “Refinery” constitutes the buildings on the property identified as:

PIN 61390-0213 (LT)

PCL 24578 SEC SST; PT N1/2 LT 1 CON 12 LORRAIN SRO PT 1 54R4053; S/T PT 1 54R4137 AS IN LT284968; T/W PT 9, 12 & 13 54R4169 AS IN LT293293; T/W PT 6, 7 54R4169 AS IN LT293294; T/W PT 14 54R1469 AS IN LT293295; T/W PT 5 54R4169 AS IN LT293296; T/W PT 1 TO 4 54R4169 AS IN LT313631; DISTRICT OF TIMISKAMING; TOGETHER WITH AN EASEMENT OVER SRO PT SW PT BROKEN LOT 15, CONCESSION 1, BURKE PARTS 8, 9, 10 AND 11, 54R4169 AS IN DT77797; TOGETHER WITH AN EASEMENT OVER PART BROKEN LOT 15 CON 1 BUCKE PARTS 2 AND 3, 54R6318 AS IN DT85907; TOGETHER WITH AN EASEMENT OVER PART BROKEN LOT 15 CON 1 BUCKE,PART 1 PLAN 54R6318 AS IN DT86111.

A-1

Schedule “B”
Assumption Agreement

THIS ASSUMPTION AGREEMENT dated [●], [●], between Electra Battery Materials Corporation (the “Company”), [●] (“Royalty Holder”) and [●] (“Transferee”).

WHEREAS the Royalty Holder and the Company have entered into the Amended and Restated Royalty Agreement, dated October 22, 2025 (the “Royalty Agreement”);

AND WHEREAS all capitalized terms used in this Assumption Agreement which are not otherwise defined herein, shall have the meanings ascribed thereto in the Royalty Agreement;

NOW THEREFORE, in consideration of the mutual covenants and conditions hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto hereby agree that:

1.	The terms and conditions of the Royalty Agreement as they apply to the Company shall be binding upon the Transferee and such terms and conditions shall enure to the benefit of and be binding upon the Transferee’s heirs, executors, administrators, legal and personal representatives, successors and permitted assigns.

2.	The Company hereby assigns all of its rights, title and interest of the Company in the Royalty Agreement to the Transferee.

3.	The Transferee hereby assumes and agrees to perform all obligations of the Company under the Royalty Agreement and agrees to be bound by the terms of the Royalty Agreement.

4.	The Royalty Holder hereby releases the Company from all obligations arising under the Royalty Agreement as of the date hereof.

5.	For the purpose of giving notice pursuant to the Royalty Agreement, the address of the Transferee is:

Address: [●]

6.	The Transferee agrees to sign such further and other documents, and do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Assumption Agreement and the Royalty Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Assumption Agreement as of the [●] day of [●], [●]

B-1

ELECTRA BATTERY MATERIALS CORPORATION

By:
Dated		Name:
Title:

[●]

By:
Dated		Name:
Title:

[●]

By:
Dated		Name:
Title:

B-2

Schedule “C”
Royalty Agreements

Name of Royalty Holder	Royalty Percentage
Whitebox Multi-Strategy Partners, L.P.	[redacted]
Whitebox Relative Value Partners, LP	[redacted]
Whitebox GT Fund, LP	[redacted]
Pandora Select Partners, LP	[redacted]
Highbridge Tactical Credit Master Fund, L.P.	[redacted]
Highbridge Tactical Credit Institutional Fund, Ltd.	[redacted]
Nineteen77 Global Multi Strategy Alpha Master Limited	[redacted]
Total	[redacted]

C-1